FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of January, 2010
Commission file number: 1-14872
SAPPI LIMITED
(Translation of registrant’s name into English)
48 Ameshoff Street
Braamfontein
Johannesburg 2001
REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F X
-------
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes No X
-------
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORWARD-LOOKING STATEMENTS
In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of
1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement.
Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”,
“anticipate”, “expect”, “intend”, “estimate”, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the
“Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the impact of the global economic downturn, the risk that the
European Acquisition will not be integrated successfully or such integration may be more difficult, time-
consuming or costly than expected, expected revenue synergies and cost savings from the Acquisition may not be fully realized or realized within the expected time frame, revenues following the Acquisition may be lower than expected, any anticipated benefits from the consolidation of the European paper business may not be achieved, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group’s products, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, possible early termination of alternative fuel tax credits, unanticipated production disruptions (including as a result of planned or unexpected power outages), economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. These and other risks, uncertainties and factors are discussed in the Company’s
Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange
Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-
looking statements, whether to reflect new information or future events or circumstances or otherwise.
We have included in this announcement an estimate of total synergies from the Acquisition and the integration of the acquired business into our existing business. The estimate of synergies is based on assumptions which in the view of our management were prepared on a reasonable basis, reflect the best currently available estimates and judgments, and present, to the best of our management’s knowledge and belief, the expected course of action and the expected future financial impact on our performance due to the
Acquisition. However, the assumptions about these expected synergies are inherently uncertain and, though considered reasonable by management as of the date of preparation, are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in this estimate of synergies. There can be no assurance that we will be able to successfully implement the strategic or operational initiatives that are intended, or realize the estimated synergies. This synergy estimate is not a profit forecast or a profit estimate and should not be treated as such or relied on by shareholders or prospective investors to calculate the likely level of profits or losses for Sappi for the fiscal 2010 or beyond.

1st Quarter
results for the period
ended December 2009

sappi
* for the period ended December 2009
** as at December 2009
Coated fine paper   65%
Uncoated fine paper 7%
Coated specialities   7%
Commodity paper    7%
Pulp                     13%
Other                     1%
North America     20%
Europe               58%
Southern Africa   22%
Sales by product group*
Sales by source*
North America        20%
Europe                   52%
Southern Africa       12%
Asia and other         16%
Fine paper           65%
Forest products    35%
Sales by destination*
Net operating assets**

first quarter results

•
Operating profit excluding special items increased to
US$81 million (Q1 2009: US$25 million)
•
General improvement in demand for fine paper and pulp
•
Increased pulp prices; favourable for Southern African and
North American businesses, but unfavourable for European
business
•
Basic loss per share 10 US cents (unfavourably impacted by
11 US cents special items)
•
Cash generated from operations US$245 million (Q1 2009: US$95 million);
net cash outflow US$30 million (Q1 2009: outflow US$121 million)
Financial summary for the quarter
Quarter ended
Dec 2009
Dec 2008 Sept 2009
Key figures: (US$ million)
Sales
1,620
1,187            1,553
Operating profit (loss)
1
57 (129)
Special items – losses (gains) *
80
(32) 167
Operating profit excluding special items
81
25                38
EBITDA excluding special items **
193
106              150
Basic (loss) earnings per share (US cents)
(10)
6 (20)
Net debt ***
2,581
2,497           2,576
Key ratios: (%)
Operating profit (loss) to sales
0.1
4.8 (8.3)
Operating profit excluding special items to sales
5.0
2.1            2.4
Operating profit excluding special items to
Capital Employed (ROCE) ***
7.5
2.6            3.3
EBITDA excluding special items to sales
11.9
8.9            9.7
Return on average equity (ROE) ***
(11.6)
5.3 (21.4)
Net debt to total capitalisation ***
60.0
57.3          58.9
* Refer to page 15 for details on special items.
** Refer to page 16, note 10 to the group results for the reconciliation of EBITDA excluding special items to (loss) profit before taxation.
*** Refer to page 17, Supplemental Information for the definition of the term.
The table above has not been audited or reviewed.
1st Quarter results

Commentary on the quarter
The operating result (excluding special items) for the group improved substantially compared both to the equivalent quarter last year and to the prior quarter. The Southern African business returned to profitability
(excluding special items) for the quarter largely as a result of the improving performance of the expanded
Saiccor Mill. Demand conditions in the South African domestic market, however, remained challenging.
The Fine Paper business result (excluding special items) improved compared to a year earlier but fell short of the prior quarter primarily as a result of seasonal factors.
Demand continued to improve for our major products with a steady improvement in demand for coated woodfree paper. Demand for coated mechanical paper has, however, not recovered. Paper pulp prices and prices for chemical cellulose have continued to rise, driven by improved demand in general and good demand from China.
Sales for the group increased to US$1.6 billion for the quarter, an increase of 36% compared to the equivalent quarter last year largely as a result of the European Acquisition completed in December 2008
(the “Acquisition”) and the Saiccor expansion. Sales increased 4% compared to the September 2009 quarter.
Raw material and energy input prices increased during the quarter compared to the prior quarter and managing usage and eliminating waste remained a priority. Action taken in the prior quarters helped us to reduce fixed costs throughout the business. During the quarter we announced the closures of the Kangas
Mill in Finland and Usutu Pulp Mill in Swaziland, which will help us further reduce future fixed costs, manage capacity and improve our profitability.
Additional synergies relating to the Acquisition were achieved during the quarter. The cumulative amount of synergies achieved for the 12 months to December 2009 was €102 million, which is ahead of our target for that period. We expect to achieve our announced target of €120 million of synergies earlier than the original three-year time-frame.
Special items for the quarter amounted to US$80 million, mainly comprising the non-cash plantation fair value price adjustment charge of US$95 million for the quarter. Other special items included charges for the closure costs of Kangas Mill and Usutu Mill, offset by alternative fuel tax credits in North America of
US$49 million.
Operating profit excluding special items increased substantially to US$81 million for the quarter, compared to US$25 million a year ago and US$38 million in the quarter ended September 2009.
After the largely non-cash special items, operating profit was US$1 million for the quarter compared to a profit of US$57 million a year ago, which included favourable special items of US$32 million.
Net finance costs increased to US$73 million, mainly as a result of the higher interest rates on the debt refinanced in September 2009 and our decision to maintain high cash balances.
Taxation for the quarter comprised a current taxation charge of US$4 million and a deferred tax credit of
US$25 million, which reduced the loss for the period.
EPS was a loss of 10 US cents (including a loss of 11 US cents in respect of special items) compared to
EPS of 6 US cents for the equivalent quarter last year (including a gain of 7 US cents in respect of special items).

first quarter
results

Cash flow and debt
Cash generated from operations increased to US$245 million for the quarter; however, as a result of increased activity levels, working capital increased by US$170 million during the quarter.
Net cash utilised for the quarter was US$30 million, which was a significant improvement on cash outflow in the three quarters ended December 2008, 2007 and 2006. Capital expenditure, which is included in this amount, was US$37 million for the quarter. We aim to limit capital expenditure to approximately
US$200 million for the full year.
Net debt increased by US$5 million in the quarter to US$2,581 million as a result of the cash outflow, largely offset by the effect of currency movements on the value of debt. We are committed to reducing our gearing and expect to reduce net debt by financial year-end.
Operating Review – Quarter ended December 2009
compared with quarter ended December 2008
Sappi Fine Paper
Quarter
Quarter
Quarter
ended
ended        ended
Dec 2009
Dec 2008
%
Sept 2009
US$ million
US$ million
change
US$ million
Sales
1,256
924
35.9                 1,208
Operating profit
79
6
1,217                         1
Operating profit to sales (%)
6.3
0.6
–                      0.1
Special items (gains) losses*
(35)
–
–                       49
Operating profit excluding
special items
44
6
633.3                       50
Operating profit excluding
special items to sales (%)
3.5
0.6
–                      4.1
EBITDA excluding special items
130
69
88.4                     138
EBITDA excluding special items
to sales (%)
10.4
7.5
–                    11.4
RONOA pa (%)
5.3
0.9
–                      6.5
* See note 10 to the financial statements on page 15.
The Fine Paper business achieved an operating profit excluding special items of US$44 million for the quarter, which is a significant improvement compared to the equivalent quarter last year, but about 10%
below the prior quarter, primarily as a result of seasonal factors. The European and North American businesses improved their performances and were profitable. With effect from this quarter, the Southern
African Fine Paper business, which is a relatively small operation, is included in the Southern African segment to reflect the geographic management of the business and comparative numbers have been revised accordingly.

Europe
Quarter
Quarter Quarter
ended
ended           %             %
ended
Dec 2009
Dec 2008   change
change Sept 2009
US$ million
US$ million (US$) (Euro) US$ million
Sales
936
561 66.8 52.5 868
Operating profit (loss)
12
13 (7.7) (17.1) (59)
Operating profit (loss)
to sales (%)
1.3
2.3
–               –
(6.8)
Special items *
13
– – – 75
Operating profit excluding
special items
25
13 92.3 76.2 16
Operating profit excluding
special items to sales (%)
2.7
2.3
–               –
1.8
EBITDA excluding special items
88
50 76.0 61.6 80
EBITDA excluding special items
to sales (%)
9.4
8.9
–              –
9.2
RONOA pa (%)
4.3
3.1
–              –
2.7
* See note 10 to the financial statements on page 15.
European industry shipments of coated woodfree paper continued to improve during the quarter compared to the prior quarter but remained 7% below the equivalent quarter last year. Shipments of coated mechanical paper, however, were down 13% for the quarter compared to a year earlier, but showed a small improvement compared to the prior quarter. Average prices realised for the quarter were
10% below the equivalent quarter last year.
Variable costs per unit were 11% below the equivalent quarter last year. Input costs are expected to increase gradually, primarily as a result of pulp price rises and increases in certain chemical prices.
Fixed costs were well managed. During the quarter there were short strikes at Kirkniemi, Maastricht and
Nijmegen Mills.
The Kangas Mill ceased operations on 12 January 2010 following the transition of the mill’s product range to other Sappi mills.
An electrical fire at Stockstadt Mill in late December resulted in the interruption of coated paper production at the mill. Arrangements have been made to supply our customers from other mills and we expect production to resume in late March 2010. The cost of restoration and business interruption is expected to be approximately
m30 million, most of which is self-insured.

first quarter
results

North America
Quarter
Quarter
Quarter
ended
ended       ended
Dec 2009
Dec 2008
%
Sept 2009
US$ million
US$ million
change
US$ million
Sales
320
363
(11.8)                   340
Operating profit (loss)
67
(7)
–                       60
Operating profit (loss)
to sales (%)
20.9
(1.9)
–                    17.6
Special items *
(48)
–
–                     (26)
Operating profit (loss) excluding
special items
19
(7)
–                       34
Operating profit (loss) excluding
special items to sales (%)
5.9
(1.9)
–                    10.0
EBITDA excluding special items
42
19
121.1                      58
EBITDA excluding special items
to sales (%)
13.1
5.2
–                   17.1
RONOA pa (%)
7.8
(2.6)
–                   13.5
* See note 10 to the financial statements on page 15.
The North American business improved its operating performance (excluding special items) compared to a year ago. Operating profit (excluding special items) declined compared to the prior quarter as a result of the adverse impact of the scheduled major pulp mill shut at Somerset Mill.
US coated paper demand has shown an upward trend since May 2009 and coated woodfree shipments for the quarter recorded the first year-on-year increase since the quarter ended December 2007 (up 2.4%).
Prices realised for coated paper were 11% below the equivalent quarter last year. Pulp prices realised showed a strongly improving trend but remained well below prices a year ago.
Margins have been restored as a result of improved volumes and effective management of costs, which remains a priority. Fixed costs and supply chain and variable costs per ton were each significantly lower than the equivalent quarter last year.
The alternative fuel tax credit for the quarter was US$49 million, which is included in special items. The law under which this credit was paid expired on 31 December 2009 and we do not expect to receive any further credits subsequent to that date.

Southern Africa – Forest and Paper Products
Quarter
Quarter Quarter
ended
ended           %              %
ended
Dec 2009
Dec 2008   change
change Sept 2009
US$ million
US$ million (US$) (Rand) US$ million
Sales
364
263 38.4 5.3 345
Operating (loss) profit
(86)
51 (268.6) (228.2) (125)
Operating profit (loss)
to sales (%)
(23.6)
19.4             –                –
(36.2)
Special items *
115
(32)
–                –
115
Operating profit (loss) excluding
special items
29
19 52.6 16.4 (10)
Operating profit (loss) excluding
special items to sales (%)
8.0
7.2
–               –
(2.9)
EBITDA excluding special items
55
37 48.6 13.2 15
EBITDA excluding special items
to sales (%)
15.1
14.1              –               –
4.3
RONOA pa (%)
6.3
4.4
–                –
(2.3)
* See note 10 to the financial statements on page 15.
The results of the Southern African Fine Paper division are included in Southern Africa – Forest and Paper
Products from this quarter in accordance with the geographic management of the division.
Forest Products returned to profitability (excluding special items) for the quarter after two quarters of operating losses (excluding special items).
The Southern African domestic markets remained weak, adversely impacting demand and pricing for our domestic sales. Export revenues continued to be impacted by the relatively stronger Rand to US Dollar exchange rate, which averaged R7.50 compared to R9.86 per US Dollar in the equivalent quarter last year.
The Saiccor Mill output continued at close to capacity levels for the quarter and operating efficiencies at the mill improved as we gained experience running the expanded mill.
Prices for chemical cellulose increased steadily through the quarter, helping to offset the effect of the stronger exchange rate.
Prices of our major raw materials were lower than a year earlier, in particular wood and chemicals.
Electricity costs, however, increased as a result of major rate increases. There is a risk of further major increases. We continue to prioritise reduced energy consumption to help offset the rate increases, and we aim to improve our self-sufficiency through investment in power generation.
The Usutu Pulp Mill will cease operations at the end of January 2010. We are addressing the future of the site and plantations with a potential investor and the government of Swaziland.

first quarter
results

Outlook
Conditions in our major markets are expected to improve gradually in 2010, resulting in rising demand for our products. Although we expect demand and our capacity utilisation rates to improve compared to financial 2009, we do not expect demand to return to 2008 levels. We will therefore continue to manage our output to meet customer demand. Current indications are that recovery of coated mechanical paper is lagging coated woodfree paper, which will impact our European business.
As markets improve, it is likely that input prices for our raw materials and energy will also rise. The strong demand for pulp and chemical cellulose, accompanied by rising prices, is expected to have a favourable effect on the Southern African and North American businesses, which are net pulp sellers. Increased pulp prices are, however, expected to result in rising costs for our European business which purchases more than half of its pulp requirements.
The achievement of Acquisition synergies and the effect of our cost reduction initiatives and mill closures over the past year are expected to help us offset rising input costs.
Against this background, we expect the operating profit excluding special items to remain positive in the second financial quarter but to be below the level achieved this quarter.
On behalf of the board
R J Boëttger
M R Thompson
Director
Director
28 January 2010
sappi limited
(Registration number 1936/008963/06)
Issuer Code: SAVVI
JSE Code: SAP
ISIN: ZAE000006284

Forward-looking statements
Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. The words ‘believe’, ‘anticipate’,
‘expect’, ‘intend’, ‘estimate’, ‘plan’, ‘assume’, ‘positioned’, ‘will’, ‘may’, ‘should’, ‘risk’ and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results).
Such risks, uncertainties and factors include, but are not limited to, the impact of the global economic downturn, the risk that the Acquisition will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, expected revenue synergies and cost savings from the
Acquisition may not be fully realised or realised within the expected time-frame, revenues following the
Acquisition may be lower than expected, any anticipated benefits from the consolidation of the European paper business may not be achieved, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group’s products, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, possible early termination of alternative fuel tax credits, unanticipated production disruptions (including as a result of planned or unexpected power outages), economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. We undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.
We have included in this announcement an estimate of total synergies from the Acquisition and the integration of the acquired business into our existing business. The estimate of synergies is based on assumptions which in the view of our management were prepared on a reasonable basis, reflect the best currently available estimates and judgements, and present, to the best of our management’s knowledge and belief, the expected course of action and the expected future financial impact on our performance due to the Acquisition. However, the assumptions about these expected synergies are inherently uncertain and, though considered reasonable by management as of the date of preparation, are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in this estimate of synergies. There can be no assurance that we will be able to successfully implement the strategic or operational initiatives that are intended, or realise the estimated synergies. This synergy estimate is not a profit forecast or a profit estimate and should not be treated as such or relied on by shareholders or prospective investors to calculate the likely level of profits or losses for Sappi.

first quarter results

Group income statement
Reviewed
Quarter
Quarter
ended
ended
Dec 2009
Dec 2008
Notes
US$ million
US$ million
Sales
1,620
1,187
Cost of sales
1,531
1,042
Gross profit
89
145
Selling, general and administrative expenses
107
86
Other operating (income) expense
(16)
3
Share of profit from associates and joint ventures
(3)
(1)
Operating profit 3
1
57
Net finance costs
73
21
Net interest
79
31
Net foreign exchange gains
(3)
(7)
Net fair value gain on financial instruments
(3)
(3)
(Loss) profit before taxation
(72)
36
Taxation
(21)
13
Current
4
10
Deferred
(25)
3
(Loss) profit for the period
(51)
23
Basic (loss) earnings per share (US cents)                                             4
(10)
6
Weighted average number of shares in issue (millions)
4
515.6
383.0
Diluted basic (loss) earnings per share (US cents)                                 4
(10)
6
Weighted average number of shares on fully diluted basis (millions)
4
515.6
385.5
Group statement of comprehensive income
Reviewed
Quarter
Quarter
ended
ended
Dec 2009
Dec 2008
US$ million
US$ million
(Loss) profit for the period
(51)
23
Other comprehensive loss, net of tax
(24)
(270)
Exchange differences on translation of foreign operations
(25)
(293)
Movements on cash flow hedge
1
32
Total comprehensive loss for the period
(75)
(247)

Group balance sheet
Reviewed
Dec 2009
Sept 2009
US$ million
US$ million
ASSETS
Non-current assets
4,563
4,867
Property, plant and equipment
3,798
3,934
Plantations
445
611
Deferred taxation
56
56
Other non-current assets
264
266
Current assets
2,582
2,430
Inventories
813
792
Trade and other receivables
906
868
Cash and cash equivalents
786
770
Assets classified as held for sale
77
–
Total assets
7,145
7,297
EQUITY AND LIABILITIES
Shareholders’ equity
Ordinary shareholders’ interest
1,721
1,794
Non-current liabilities
3,574
3,662
Interest-bearing borrowings
2,691
2,726
Deferred taxation
325
355
Other non-current liabilities
558
581
Current liabilities
1,850
1,841
Interest-bearing borrowings
642
601
Bank overdraft
34
19
Other current liabilities
1,092
1,165
Taxation payable
54
56
Liabilities associated with assets held for sale
28
–
Total equity and liabilities
7,145
7,297
Number of shares in issue at balance sheet date (millions)
515.6
515.7

first quarter results

Group cash flow statement
Reviewed
Quarter
Quarter
ended
ended
Dec 2009
Dec 2008
US$ million
US$ million
(Loss) profit for the period
(51)
23
Adjustment for:
Depreciation, fellings and amortisation
132
97
Taxation
(21)
13
Net finance costs
73
21
Post-employment benefits
(13)
(8)
Plantation fair value adjustment
95
(34)
Other non-cash items
30
(17)
Cash generated from operations
245
95
Movement in working capital
(170)
(96)
Net finance costs
(64)
(44)
Taxation paid
(4)
1
Dividends paid
–
(37)
Cash retained from (utilised in) operating activities
7
(81)
Cash utilised in investing activities
(37)
(40)
(30)
(121)
Cash effects of financing activities
57
793
Net movement in cash and cash equivalents
27
672
Statement of changes in equity
Reviewed
Quarter
Quarter
ended
ended
Dec 2009
Dec 2008
US$ million
US$ million
Balance – beginning of period
1,794
1,605
Total comprehensive loss for the period
(75)
(247)
Dividends paid
–
(37)
Rights offer
–
536
Transfers to participants of the share purchase trust
–
3
Share-based payment reserve
2
3
Balance – end of period
1,721
1,863

Notes to the group results
1.   Basis of preparation
The condensed financial statements have been prepared in accordance with International Accounting
Standard 34, Interim Financial Reporting. Apart from the adoption of IFRS 8 “Operating Segments”, the accounting policies and methods of computation used in the preparation of the results are consistent, in all material respects, with those used in the annual financial statements for September 2009 which are compliant with International Financial Reporting Standards (IFRS) as issued by the International Accounting
Standards Board.
The results are unaudited.
2.    Adoption of IFRS 8 “Operating Segments”
The adoption of IFRS 8 “Operating Segments” did not have an impact on the group’s reported results or financial position.
IFRS 8 requires an entity to report financial and descriptive information about its reportable segments.
Reportable segments are components of an entity for which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and assessing performance. Prior year segment disclosure has been restated as reflected in note 10.
Reviewed
Quarter
Quarter
ended
ended
Dec 2009
Dec 2008
US$ million
US$ million
3. Operating profit
Included in operating profit are the following non-cash items:
Depreciation and amortisation
112
81
Fair value adjustment on plantations (included in cost of sales)
Changes in volume
Fellings
20
16
Growth
(19)
(16)
1
–
Plantation price fair value adjustment
95
(34)
96
(34)
Included in other operating (income) expense are the following:
Asset (impairment reversals) impairments
(8)
3
Loss (profit) on disposal of property, plant and equipment
2
(1)
Restructuring provisions raised
38
–
Fuel tax credit
(49)
–
4. Headline (loss) earnings per share *
Headline (loss) earnings per share (US cents)
(11)
7
Weighted average number of shares in issue (millions)
515.6
383.0
Diluted headline (loss) earnings per share (US cents)
(11)
6
Weighted average number of shares on fully diluted basis (millions)
515.6
385.5
Calculation of headline (loss) earnings *
(Loss) profit for the period
(51)
23
Asset (impairment reversals) impairments
(8)
3
Loss (profit) on disposal of property, plant and equipment
2
(1)
Tax effect of above items
–
–
Headline (loss) earnings
(57)
25
*Headline earnings disclosure is required by the JSE Limited.

first quarter results

Reviewed
Quarter
Quarter
ended
ended
Dec 2009
Dec 2008
US$ million
US$ million
5.   Capital expenditure
Property, plant and equipment
37
47
Dec 2009
Sept 2009
US$ million
US$ million
6.   Capital commitments
Contracted
66
62
Approved but not contracted
169
126
235
188
7.   Contingent liabilities
Guarantees and suretyships
53
44
Other contingent liabilities
8
8
61
52
8.   Interest-bearing borrowings
Secured borrowings
1,884
1,878
Unsecured borrowings
1,449
1,449
Total
3,333
3,327
Less: Current portion included in current liabilities
(642)
(601)
2,691
2,726
Our September 2009 disclosure has been amended to correctly reflect the split between secured and unsecured interest-bearing borrowings and to reflect the classification set out in the detailed list of borrowings in note 20 to the 2009 group annual financial statements.
As previously Correctly
reported Reclassification classified
Secured borrowings 1,350 528 1,878
Unsecured borrowings 1,977 (528) 1,449
Total                                                                         3,327
– 3,327
9.   Material balance sheet movements year on year
During the quarter, Sappi announced its intention to close Usutu Pulp Mill. The disposal group, consisting mainly of plantations, have been classified as held for sale.

10.  Segment information
Restatement of prior year disclosures
Sappi Fine Paper South Africa is reported as part of the Forest and Paper Products segment in accordance with the geographical management of our business. The table below shows the effect of this change for the quarter ended December 2008:
As previously
US$ million
reported
Adjustment
Restated
Fine Paper
Sales                                                                                998
(74)
924
Operating profit
8
(2)
6
Net operating assets
2,869
(170)
2,699
Forest and Paper Products – Pulp and paper operations
Sales                                                                                174
74
248
Operating profit
49
2
51
Net operating assets
1,456
170
1,626
The information below is presented in the way that it is reviewed by the chief operating decision-maker as required by IFRS 8 “Operating Segments”.
Restated
Quarter
Quarter
ended
ended
Dec 2009
Dec 2008
US$ million
US$ million
Metric tons
Metric tons
(000’s)
(000’s)
Sales volume
Fine Paper –
North America
322
330
Europe
944
556
Total
1,266
886
Forest and Paper Products –
Pulp and paper operations
450
356
Forestry
operations
168
242
Total
1,884
1,484
US$ million
US$ million
Sales
Fine Paper –
North America
320
363
Europe
936
561
Total
1,256
924
Forest and Paper Products –
Pulp and paper operations
350
248
Forestry
operations
14
15
Total
1,620
1,187
Operating profit excluding special items
Fine Paper –
North America
19
(7)
Europe
25
13
Total
44
6
Forest and Paper Products
29
19
Corporate and other
8
–
Total
81
25

first quarter results

Restated
Quarter
Quarter
ended
ended
Dec 2009
Dec 2008
US$ million
US$ million
Special items – losses (gains)
Fine Paper –
North America
(48)
–
Europe
13
–
Total
(35)
–
Forest and Paper Products
115
(32)
Total
80
(32)
Operating profit
Fine Paper –
North America
67
(7)
Europe
12
13
Total
79
6
Forest and Paper Products
(86)
51
Corporate and other
8
–
Total
1
57
EBITDA excluding special items
Fine Paper –
North America
42
19
Europe
88
50
Total
130
69
Forest and Paper Products
55
37
Corporate and other
8
–
Total
193
106
Net operating assets
Fine Paper –
North America
980
1,100
Europe
2,364
1,599
Total
3,344
2,699
Forest and Paper Products
1,770
1,626
Corporate and other
15
139
Total
5,129
4,464
Reconciliation of operating profit excluding special items to operating profit
Special items cover those items which management believe are material by nature or amount to the operating results and require separate disclosure. Such items would generally include profit or loss on disposal of property, investments and businesses, asset impairments, restructuring charges, non-recurring integration costs related to acquisitions, financial impacts of natural disasters, non-cash gains or losses on the price fair value adjustment of plantations and alternative fuel tax credits receivable in cash.
Operating profit excluding special items
81
25
Special items
(80)
32
Plantation price fair value adjustment
(95)
34
Restructuring provisions raised
(38)
–
(Loss) profit on disposal of property, plant and equipment
(2)
1
Asset impairment reversals (impairments)
8
(3)
Fuel tax credit
49
–
Fire, flood, storm and related events
(2)
–
Operating profit
1
57

Reconciliation of EBITDA excluding special items and operating profit excluding special items to
(loss) profit before taxation
Restated
Quarter
Quarter
ended
ended
Dec 2009
Dec 2008
US$ million
US$ million
EBITDA excluding special items
193
106
Depreciation and amortisation
(112)
(81)
Operating profit excluding special items
81
25
Special items – (losses) gains
(80)
32
Net finance costs
(73)
(21)
(Loss) profit before taxation
(72)
36
Reconciliation of net operating assets to total assets
Net operating assets
5,129
4,464
Deferred tax
56
48
Cash
786
941
Other current liabilities
1,092
801
Taxation payable
54
70
Liabilities classified as held for sale
28
–
Total assets
7,145
6,324

first quarter results

Supplemental Information (this information has not been reviewed)
General definitions
Average – averages are calculated as the sum of the opening and closing balances for the relevant period divided by two
Fellings – the amount charged against the income statement representing the standing value of the plantations harvested
NBSK – Northern Bleached Softwood Kraft pulp. One of the main varieties of market pulp, produced from coniferous trees (i.e. spruce, pine) in Scandinavia, Canada and northern USA. The price of NBSK is a benchmark widely used in the pulp and paper industry for comparative purposes
SG&A – selling, general and administrative expenses
Non-GAAP measures
The group believes that it is useful to report certain non-GAAP measures for the following reasons:
–   these measures are used by the group for internal performance analysis;
–   the presentation by the group’s reported business segments of these measures facilitates comparability with other companies in our industry, although the group’s measures may not be comparable with similarly titled profit measurements reported by other companies; and
–   it is useful in connection with discussion with the investment analyst community and debt rating agencies.
These non-GAAP measures should not be considered in isolation or construed as a substitute for GAAP measures in accordance with IFRS
Capital employed – shareholders’ equity plus net debt
EBITDA excluding special items – earnings before interest (net finance costs), taxation, depreciation, amortisation and special items
Headline earnings – as defined in circular 3/2009 issued by the South African Institute of Chartered Accountants,
separates from earnings all separately identifiable remeasurements. It is not necessarily a measure of sustainable earnings. It is a listing requirement of the JSE Limited to disclose headline earnings per share
Net assets – total assets less total liabilities
Net asset value per share – net assets divided by the number of shares in issue at balance sheet date
Net debt – current and non-current interest-bearing borrowings, and bank overdraft (net of cash, cash equivalents and short-term deposits)
Net debt to total capitalisation – net debt divided by capital employed
Net operating assets – total assets (excluding deferred taxation and cash and cash equivalents) less current liabilities (excluding interest-bearing borrowings and bank overdraft)
ROCE – return on average capital employed. Operating profit excluding special items divided by average capital employed
ROE – return on average equity. Profit for the period divided by average shareholders’ equity
RONOA – return on average net operating assets. Operating profit excluding special items divided by average net operating assets
Special items – special items cover those items which management believe are material by nature or amount to the operating results and require separate disclosure. Such items would generally include profit or loss on disposal of property, investments and businesses, asset impairments, restructuring charges, non-recurring integration costs related to acquisitions, financial impacts of natural disasters, non-cash gains or losses on the price fair value adjustment of plantations and alternative fuel tax credits receivable in cash
The above financial measures are presented to assist our shareholders and the investment community in interpreting our financial results.
These financial measures are regularly used and compared between companies in our industry.

Supplemental Information (this information has not been reviewed)
Summary rand convenience translation
Quarter
Quarter
ended
ended
Dec 2009
Dec 2008
Key figures: (ZAR million)
Sales
12,151
11,702
Operating profit
8
562
Special items – losses (gains) *
600
(315)
Operating profit excluding special items
608
246
EBITDA excluding special items *
1,448
1,045
Basic (loss) earnings per share (SA cents)
(75)
(197)
Net debt *
19,439
24,258
Key ratios: (%)
Operating profit to sales
0.1
4.8
Operating profit excluding special items to sales
5.0
2.1
Operating profit excluding special items to Capital Employed (ROCE) *
7.5
2.8
EBITDA excluding special items to sales
11.9
8.9
Return on average equity (ROE)
(11.7)
5.8
Net debt to total capitalisation *
60.0
57.3
* Refer to page 17, Supplemental Information for the definition of the term.
The above financial results have been translated into ZAR from US Dollars as follows:
– Assets and liabilities at rates of exchange ruling at period end; and
– Income, expenditure and cash flow items at average exchange rates.
Exchange rates
Dec
Sept             June            Mar            Dec
2009
2009             2009           2009
2008
Exchange rates:
Period end rate: US$1 = ZAR
7.5315
7.4112          7.8990         9.5849
9.7148
Average rate for the Quarter: US$1 = ZAR
7.5009
7.7174          8.6197         9.8979
9.8584
Average rate for the YTD: US$1 = ZAR
7.5009
9.0135          9.4205         9.9015
9.8584
Period end rate: EUR 1 = US$
1.4397
1.4688          1.4054         1.3301
1.4064
Average rate for the Quarter: EUR 1 = US$
1.4737
1.4317          1.3651         1.3300
1.3471
Average rate for the YTD: EUR 1 = US$
1.4737
1.3657          1.3432         1.3288
1.3471
The financial results of entities with reporting currencies other than the US Dollar are translated into US Dollars as follows:
– Assets and liabilities at rates of exchange ruling at period end; and
– Income, expenditure and cash flow items at average exchange rates.

first quarter results

ZAR
Jan 06
Apr 06
Jul 07
Oct 07
Jan 08
Apr 08
Jul 08
Oct 08
Jan 09
Apr 09
Oct 09
Jan 10
Jul 09
Jul 06
Oct 06
Jan 07
Apr 07
0
10
20
30
40
50
60
70
80
90
Sappi ordinary shares* (JSE: SAP)
US$
Jan 06
Apr 06
Jul 07
Oct 07
Jan 08
Apr 08
Jul 08
Oct 08
Jan 09
Apr 09
Oct 09
Jan 10
Jul 09
Jul 06
Oct 06
Jan 07
Apr 07
0
2
4
6
8
10
12
14
US Dollar share price conversion*
* Historic share prices revised to reflect rights offer

Other interested parties can obtain printed copies of this report from:
South Africa:
United States:
Computershare Investor
ADR Depositary:
Services (Proprietary) Limited
The Bank of New York Mellon
70 Marshall Street
Investor Relations
Johannesburg 2001
PO Box 11258
PO Box 61051
Church Street Station
Marshalltown 2107
New York, NY 10286-1258
Tel +27 (0)11 370 5000
Tel +1 610 382 7836

this report is available on the Sappi website
www.sappi.com

22
22

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22
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Printed on Magno Matt Classic 250g/m
2
and 150g/m
2
www.sappi.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:
January 29, 2010
SAPPI  LIMITED,
Name: M. R. Thompson
Title: Chief Financial Officer
M. R. Thompson
By: /s/